UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
 Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

16 July 2019
Commission File No. 001-32846

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 CRH public limited company
(Translation of registrant's name into English)

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Belgard Castle, Clondalkin,
Dublin 22, Ireland.
(Address of principal executive offices)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):________

Enclosure: CRH announces divestment of Europe Distribution

Press Release
CRH announces divestment of Europe Distribution business

CRH plc, the global building materials group, announces that it has reached agreement to divest of its Europe Distribution business (the "Business") to private equity funds managed by Blackstone for an Enterprise Value of €1.64 billion* payable in cash. The transaction is subject to regulatory approval.

The Business comprises CRH's entire General Builders Merchants business in Europe, including its Sanitary Heating and Plumbing business. It supplies building materials to professional builders, specialist contractors and DIY customers through a network of local and regional brands across 6 countries in Western Europe. In 2018 the Business generated proforma EBITDA of €155 million on proforma sales of €3.7 billion; profit before tax for the year amounted to €124 million and gross assets at year-end amounted to €1.9 billion.

This divestment follows a comprehensive strategic review of the Business over the last several months which considered all options to maximise value for shareholders. It concludes the exit from our distribution businesses across the Group, creating a simpler and more focused business.

The Group's strategy of actively managing its portfolio for higher growth, more sustainable returns and efficiently allocating capital to maximise shareholder value has resulted in its decision to divest of the Business at an attractive valuation. The proceeds from the divestment will be used for general corporate purposes, value creating acquisitions and capital returns to shareholders through our ongoing share buyback programme.

Commenting on this development, Albert Manifold, CRH Chief Executive, said:

"The transaction announced today demonstrates the continued execution of CRH's strategy of creating value for our shareholders through active portfolio management, the efficient allocation of capital and creating a simpler and more focused Group going forward. We wish our colleagues in Europe Distribution every success as they enter this new phase of their development."

*The Enterprise Value excludes a further €50 million of additional consideration which is contingent on the satisfaction of certain other contractual clauses.

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For further information, please contact CRH plc at Dublin 404 1000 (+353 1 404 1000)

Albert Manifold	Chief Executive
Senan Murphy	Finance Director
Frank Heisterkamp	Head of Investor Relations

About CRH
CRH (LSE: CRH, ISE: CRG, NYSE: CRH) is the leading building materials business in the world, employing c.90,000 people at c.3,700 operating locations in 32 countries. It is the largest building materials business in North America, the largest heavyside materials business in Europe and has a number of strategic positions in the emerging economic regions of Asia and South America. CRH manufactures and supplies a range of integrated building materials, products and innovative solutions which can be found throughout the built environment, from major public infrastructure projects to commercial buildings and residential structures. A Fortune 500 company, CRH is a constituent member of the FTSE 100 index, the EURO STOXX 50 index, the ISEQ 20 and the Dow Jones Sustainability Index (DJSI) Europe. CRH's American Depositary Shares are listed on the NYSE.

For more information visit www.crh.com.

Registered Office: No 12965. Registered Office: 42 Fitzwilliam Square, Dublin 2, R02 R279, Ireland

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRH public limited company
(Registrant)

Date 16 July 2019
By:___/s/Neil Colgan___
N.Colgan
Company Secretary